UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-40541

DiDi Global Inc.

No. 1 Block B, Shangdong Digital Valley

No. 8 Dongbeiwang West Road

Haidian District, Beijing

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Supplemental Disclosure

In this current report on Form 6-K, the Company is furnishing additional information relating to the resolution that is being proposed at the extraordinary general meeting of its shareholders to be held on May 23, 2022 (the “EGM”).

Update on the Cybersecurity Review and Rectification

On July 2, 2021, the Cybersecurity Review Office posted an announcement that the Company was subject to a cybersecurity review and that it required the Company to suspend new user registration in China during the review. On July 4 and July 9, 2021, the Cyberspace Administration of China (the “CAC”) posted announcements to state that 26 apps that the Company operates in China (the “26 Apps”) had the problem of collecting personal information in violation of relevant PRC laws and regulations. Pursuant to the PRC Cybersecurity Law, app stores were notified to take down these apps in China. The Company has fully cooperated with the PRC government authorities relating to the review and rectification measures. As was disclosed in the risk factors section of the Company’s annual report on Form 20-F, the takedown of the 26 Apps and the suspension of new user registration in China adversely affected GTV in the China Mobility segment during the third and fourth quarters of 2021. If the Company is unable to resume registering new users in China or if part or all of the 26 Apps will not be made available for download again, or if fines, penalties, sanctions or other restrictions are imposed on the Company’s business, the growth and usage of the Company’s platform in China will suffer, which could materially and adversely affect the Company’s business, financial condition, results of operations and prospects.

In addition, since the Company’s IPO, the PRC government has promulgated a series of new laws and regulations on cybersecurity, data security, personal privacy and overseas listing, which establish further compliance standards for China-based issuers, including the Company, with respect to various aspects such as cybersecurity, data security, cross-border data transmission, personal privacy and overseas listing. For more detailed descriptions of the relevant rules and regulations, see the disclosure in the Company’s annual report on Form 20-F, filed with the SEC on May 2, 2022, under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We have been subject to cybersecurity review and rectification measures in China. We have been required to suspend new user registration in China and 26 of the apps we are operating in China have been taken down from app stores” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—New cybersecurity and data security measures and regulations could impose further restrictions on our business, cause us to incur significant expenses for compliance, and expose us to new legal risks.”

As mentioned above, since July 2, 2021, the relevant PRC government authorities have been conducting a cybersecurity review of the Company and urging the Company to carry out rectification measures. At the same time, the 26 Apps were taken down from app stores. Since becoming subject to the cybersecurity review, the Company has fully cooperated with the PRC government authorities relating to the review and rectification measures. Pursuant to the relevant laws and regulations, especially the newly promulgated cybersecurity, data security and personal data and privacy protection related laws and regulations discussed in its annual report on Form 20-F, the Company has conducted a series of rectification measures, including (i) further improving internal management mechanisms and procedures for cybersecurity, data security and personal data and privacy protection, (ii) clearly disclosing the rules on personal information collection to users, including the purposes, means and scopes of collection and use of personal information, and (iii) conducting self-examination and self-rectification to review the authorization, collection and scope of user data and conduct necessary cleanups in accordance with laws and regulations in a compliant manner and to ensure that users’ personal information and data are processed in a legal and compliant manner. In addition, the Company has formulated an internal management mechanism in terms of data security and storage, algorithm transparency and users’ right of free choice, so as to enhance employees’ attention to and awareness of this. Meanwhile, the Company has organized and conducted education and training programs for employees regarding such matters as information network security, data security and storage, and user personal information protection, and strengthened employees’ awareness of legal compliance with respect to information network security and application.

Based on the currently effective laws and regulations, as well as the most recent drafts of laws and regulations released for public comment and communication with the relevant cybersecurity review regulatory authorities, the Company has concluded that it needs to complete the cybersecurity review and rectification in order to resume normal operations, including applying for the 26 Apps to be made available for download on the app stores again and resuming the registration of new users in China, and that if it does not delist from the NYSE, it will not be able to complete the cybersecurity review and rectification, which would have a material adverse impact on the Company’s ability to conduct normal operations, restore its businesses and serve the best interests of its shareholders. During the rectification process, the Company has had confidential communications with the relevant PRC government authorities regarding the cybersecurity review and rectification. However, whether the Company’s rectification measures will satisfy the requirements of the relevant authorities and when it will be able to resume normal operations, including applying for the 26 Apps to be made available for download on the app stores again and resuming the registration of new users in China, remains uncertain. Based on the aforementioned currently effective laws and regulations, most recent drafts of laws and regulations released for public comment and communication with the relevant regulatory authorities, the Company has concluded that it needs to complete the cybersecurity review and rectification in order to resume normal operations, including applying for the 26 Apps to be uploaded to the app stores again and resuming the registration of new users in China.

In addition, pursuant to the currently effective laws and regulations, as well as the most recent drafts of laws and regulations released for public comment, if the Company seeks a listing on another internationally recognized exchange, including the Hong Kong Stock Exchange, or to offer securities overseas in the future, it will be required to complete filings with the relevant regulatory authorities, under which circumstances cybersecurity review would be a prerequisite for such filings. Therefore, the Company strongly believes that this course of action would be most beneficial to its shareholders in that it would help the Company to resume normal operations, restore its businesses and improve its business performance. After the Company resumes normal operations, it may then seek a listing on another stock exchange. In light of the above, the Company is of the view that it is most beneficial to its shareholders for the Company to delist and complete any necessary rectification measures as soon as practicable.

The Proposed Delisting and Potential OTC Trading

The Company draws the attention of shareholders to the risk factor relating to the proposed delisting and potential OTC trading included in the Company’s annual report on Form 20-F that was filed with the SEC on May 2, 2022, under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs—We intend to delist our ADSs from the NYSE, which may negatively affect the price of and liquidity in our securities, including the ADSs. We will not apply for listing of our shares on any other stock exchange before completion of the delisting.” The Company will not apply for listing of its shares on any other stock exchange before completion of the delisting and the cybersecurity review and rectification measures. After the delisting, whether or not the Company’s ADSs or ordinary shares trade on OTC Pink Sheets will depend on the actions of shareholders and independent third parties, without the Company’s involvement. Even if the Company’s ADSs or ordinary shares are traded on OTC Pink Sheets, the Company expects that the trading volume will be significantly lower than it has been on the NYSE. Therefore, the Company expects that there will be much less liquidity in the ADSs after the delisting, which may increase the volatility in any quoted market prices and materially and adversely affect the value of the ADSs. If no market develops on OTC Pink Sheets or otherwise, you may be unable to find a buyer for the ADSs or ordinary shares and may be forced to hold the securities indefinitely with no practicable means of recouping any significant part of your investment.

Your Vote Is Very Important

The resolution on delisting is an ordinary resolution under the Company’s Eleventh Amended and Restated Memorandum and Articles of Association, which can be passed by a simple majority of the votes cast by the shareholders in person or by proxy. As of April 28, 2022 (the “Record Date”), the Company had 1,213,509,469 ordinary shares outstanding, comprised of 1,096,173,633 Class A ordinary shares (excluding 13,260,281 Class A ordinary shares that were repurchased by the Company and not yet cancelled or were issued to the depositary bank for bulk issuance of ADSs and reserved for future issuances upon the exercise or vesting of awards granted under the Company’s share incentive plans) and 117,335,836 Class B ordinary shares. Mr. Will Wei Cheng and Ms. Jean Qing Liu, who as of the Record Date have the power to vote all of the issued Class B ordinary shares, have informed the Company that they will vote all of the Class B ordinary shares on a one vote per share basis at the EGM, the same as holders of the Class A ordinary shares. The Class B ordinary shares issued and outstanding as of the Record Date would constitute 9.67% of the aggregate voting power of the Company’s total issued and outstanding shares as of the Record Date, when calculated on a one vote per share basis. Mr. Cheng and Ms. Liu intend to vote in favor of the resolution set out in the EGM notice that was issued on April 16, 2022.

If the Company has sufficient information that the shareholders do not support the proposed delisting under current circumstances, the board of the directors of the Company (the “Board”) may use its powers under Cayman Islands law and the Company’s Eleventh Amended and Restated Memorandum and Articles of Association to postpone the EGM to a future date, to give the shareholders more time to consider the circumstances facing the Company and the Board’s recommendation in light of those circumstances. In the meanwhile, the shareholders would continue to have access to updated information provided by the Company from time to time through SEC filings, press releases, and other available forms of communication, in compliance with the U.S. securities laws and the rules of the NYSE. The Board would continue to evaluate the circumstances facing the Company and shareholder sentiment regarding the proposed delisting while considering whether and when to convene a postponed EGM. If the Company is unable to obtain sufficient support from the shareholders in favor of the proposed delisting, the Board would reconvene to consider the next steps to take in the best interests of the Company based on circumstances at that time.

Pursuant to the currently effective laws and regulations, as well as the most recent drafts of laws and regulations released for public comment, if the Company seeks a listing on another internationally recognized exchange, including the Hong Kong Stock Exchange, or to offer securities overseas in the future, it will be required to complete filings with the relevant regulatory authorities, under which circumstances cybersecurity review would be a prerequisite for such filings. Therefore, the Company strongly believes that this course of action would be most beneficial to its shareholders in that it would help the Company to resume normal operations, restore its businesses and improve its business performance. After the Company resumes normal operations, it may then seek a listing on another stock exchange. In light of the above, the Company is of the view that it is most beneficial to its shareholders for the Company to delist and complete any necessary rectification measures as soon as practicable.

Your vote is very important. Before you cast your vote, please consider the above factors together with the Company’s public disclosure in the annual report on Form 20-F and elsewhere.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DiDi Global Inc.

By	:	/s/ Will Wei Cheng
Name	:	Will Wei Cheng
Title	:	Chairman of the Board of Directors and Chief Executive Officer

Date: May 11, 2022